Exhibit 99.1

CONSOLIDATED BALANCE SHEET

	Note	March 31, 2023	December 31, 2022
ASSETS
CURRENT
Cash and cash equivalents	5	4,761,264	9,505,951
Marketable securities	6	12,206,095	7,546,639
Trade accounts receivable	7	9,403,901	9,607,012
Inventories	8	6,250,810	5,728,261
Recoverable taxes	9	588,241	549,580
Derivative financial instruments	4.5	3,694,528	3,048,493
Advances to suppliers	10	97,658	108,146
Dividends receivable	11	4,868	7,334
Other assets		880,777	1,021,234
Total current assets		37,888,142	37,122,650

NON-CURRENT
Marketable securities	6	432,882	419,103
Recoverable taxes	9	1,355,526	1,406,363
Deferred taxes	12	2,577,003	3,986,415
Derivative financial instruments	4.5	1,647,760	1,825,256
Advances to suppliers	10	1,841,724	1,592,132
Judicial deposits		340,426	362,561
Other assets		325,210	279,955

Biological assets	13	15,114,469	14,632,186
Investments	14	628,771	612,516
Property, plant and equipment	15	53,065,353	50,656,634
Right of use	19.1	5,188,991	5,109,226
Intangible	16	14,964,964	15,192,971
Total non-current		97,483,079	96,075,318
TOTAL ASSETS		135,371,221	133,197,968

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

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CONSOLIDATED BALANCE SHEET

	Note	March 31, 2023	December 31, 2022
LIABILITIES
CURRENT
Trade accounts payable	17	6,655,038	6,206,570
Loans, financing and debentures	18.1	4,124,665	3,335,029
Lease liabilities	19.2	708,567	672,174
Derivative financial instruments	4.5	484,932	667,681
Taxes payable		489,779	449,122
Payroll and charges		447,750	674,525
Liabilities for assets acquisitions and associates	23	1,812,867	1,856,763
Dividends payable	11	5,097	5,094
Advances from customers		125,734	131,355
Other liabilities		458,208	494,230
Total current liabilities		15,312,637	14,492,543

NON-CURRENT
Loans, financing and debentures	18.1	68,502,299	71,239,562
Lease liabilities	19.2	5,517,038	5,510,356
Derivative financial instruments	4.5	3,200,874	4,179,114
Liabilities for assets acquisitions and associates	23	186,141	205,559
Provision for judicial liabilities	20.1	3,214,209	3,256,310
Employee benefit plans	21.2	695,964	691,424
Deferred taxes	12	11,377	1,118
Share-based compensation plans	22.3	170,758	162,117
Provision for loss of investments in subsidiaries	14	128
Advances from customers		136,161	136,161
Other liabilities		121,841	157,339
Total non-current liabilities		81,756,790	85,539,060
TOTAL LIABILITIES		97,069,427	100,031,603

EQUITY	24
Share capital		9,235,546	9,235,546
Capital reserves		20,505	18,425
Treasury shares		(690,343)	(2,120,324)
Profit reserves		22,690,645	24,207,869
Other reserves		1,670,888	1,719,516
Retained earnings		5,265,142
Controlling shareholders´		38,192,383	33,061,032
Non-controlling interest		109,411	105,333
Total equity		38,301,794	33,166,365
TOTAL LIABILITIES AND EQUITY		135,371,221	133,197,968

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

2

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	March 31, 2023	March 31, 2022
NET SALES	27	11,276,383	9,742,835
Cost of sales	29	(5,968,674)	(5,432,840)
GROSS PROFIT		5,307,709	4,309,995

OPERATING INCOME (EXPENSES)
Selling	29	(604,353)	(572,141)
General and administrative	29	(390,235)	(336,464)
Income from associates and joint ventures	14	14,471	(9,742)
Other operating expenses, net	29	(21,304)	(2,567)
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		4,306,288	3,389,081

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(1,159,025)	(1,050,121)
Financial income		385,761	158,284
Derivative financial instruments		1,995,253	6,196,443
Monetary and exchange variations, net		1,248,118	7,630,673
NET INCOME (LOSS) BEFORE TAXES		6,776,395	16,324,360

Income and social contribution taxes
Current	12	(113,777)	(58,934)
Deferred	12	(1,419,825)	(5,959,316)
NET INCOME (LOSS) FOR THE PERIOD		5,242,793	10,306,110

Attributable to
Controlling shareholders’		5,237,371	10,304,717
Non-controlling interest		5,422	1,393

Earnings (loss) per share
Basic	25.1	3.96896	7.63680
Diluted	25.2	3.96752	7.63558

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	March 31, 2023	March 31, 2022
Net income (loss) for the period	5,242,793	10,306,110
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income	(634)	(3,833)
Tax effect on the fair value of investments	216	1,303
Items with no subsequent effect on income	(418)	(2,530)

Exchange rate variations on conversion of financial information of subsidiaries abroad	(20,439)	(9,853)
Items with subsequent effect on income	(20,439)	(9,853)
	5,221,936	10,293,727

Attributable to
Controlling shareholders’	5,216,514	10,292,334
Non-controlling interest	5,422	1,393

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves		Profit reserves
	Share Capital	Share issuance costs	Stock options granted	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Other reserves	Retained earnings (losses)	Total	Non- controlling interest	Total equity
Balances at December 31, 2021	9,269,281	(33,735)	15,455	(218,265)	812,909	235,019	2,513,663	279,344	86,889	2,114,907		15,075,467	99,663	15,175,130
Total comprehensive income
Net (loss) for the period											10,304,717	10,304,717	1,393	10,306,110
Other comprehensive income for the period										(12,383)		(12,383)		(12,383)
Transactions with shareholders
Stock options granted (Note 22.3)			1,334									1,334		1,334
Shares granted (Note 22.3)			(2,365)	2,365
Fair value attributable to non-controlling interest													(1,196)	(1,196)
Internal changes in equity
Proposed minimum mandatory dividends									(86,889)			(86,889)		(86,889)
Realization of deemed cost, net of taxes										(30,532)	30,532
Balances at March 31, 2022	9,269,281	(33,735)	14,424	(215,900)	812,909	235,019	2,513,663	279,344		2,071,992	10,335,249	25,282,246	99,860	25,382,106

Balances at December 31, 2022	9,269,281	(33,735)	18,425	(2,120,324)	879,278	1,404,099	19,732,050	2,192,442		1,719,516		33,061,032	105,333	33,166,365
Total comprehensive income
Net income for the period											5,237,371	5,237,371	5,422	5,242,793
Other comprehensive income for the period										(20,857)		(20,857)		(20,857)
Transactions with shareholders
Shares granted (Note 22.3)			2,080									2,080		2,080
Shares repurchased (Note 24.2)				(87,243)								(87,243)		(87,243)
Treasury shares cancelled (Note 1.2.5)				1,517,224				(1,517,224)
Fair value attributable to non-controlling interest													(1,344)	(1,344)
Internal changes in equity
Realization of deemed cost, net of taxes										(27,771)	27,771
Balances at March 31, 2023	9,269,281	(33,735)	20,505	(690,343)	879,278	1,404,099	19,732,050	675,218		1,670,888	5,265,142	38,192,383	109,411	38,301,794

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

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CONSOLIDATED STATEMENTS OF CASH FLOW

	March 31, 2023	March 31, 2022
OPERATING ACTIVITIES
Net income (loss) for the period	5,242,793	10,306,110
Adjustment to
Depreciation, depletion and amortization	1,681,182	1,680,930
Depreciation of right of use (Note 19.1)	66,532	56,098
Sublease of ships		(7,952)
Interest expense on lease liabilities	111,966	108,105
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 29)	42,748	(17,424)
Income (expense) from associates and joint ventures	(14,471)	9,742
Exchange rate and monetary variations, net (Note 26)	(1,248,118)	(7,630,673)
Interest expenses on financing, loans and debentures, net (Note 26)	1,152,740	891,604
Capitalized loan costs (Note 26)	(233,418)	(42,535)
Accrual of interest on marketable securities	(196,013)	(129,740)
Amortization of transaction costs (Note 26)	16,206	20,998
Derivative gains, net (Note 26)	(1,995,253)	(6,196,443)
Deferred income tax and social contribution (Note 12.3)	1,419,825	5,959,316
Interest on actuarial liabilities (Note 21.2)	17,307	14,815
Provision for judicial liabilities, net (Note 20.1)	33,728	21,764
Tax litigation reduction program	14,031
Provision for doubtful accounts, net (Note 7.3)	2,890	600
Provision for inventory losses, net (Note 8.1)	(9,141)	(13,727)
Provision for loss of ICMS credits, net (Note 9.1)	77,674	18,671
Other	7,308	4,339
Decrease (increase) in assets
Trade accounts receivable	74,816	1,274,406
Inventories	(371,738)	(359,437)
Recoverable taxes	(69,807)	(103,175)
Other assets	342,761	168,327
Increase (decrease) in liabilities
Trade accounts payable	(144,111)	155,492
Taxes payable	88,148	157,724
Payroll and charges	(226,775)	(201,184)
Other liabilities	(115,175)	(172,523)
Cash generated from operations	5,768,635	5,974,228
Payment of interest on financing, loans and debentures (Note 18.2)	(1,597,534)	(1,425,025)
Interest received on marketable securities	168,762	113,263
Payment of income taxes	(42,653)	(69,621)
Cash provided by operating activities	4,297,210	4,592,845

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(2,449,752)	(1,663,402)
Additions to intangible (Note 16)	(17)	(49,677)
Additions to biological assets (Note 13)	(1,393,291)	(1,021,392)
Proceeds from sales of property, plant and equipment	24,941	57,378
Capital increase in subsidiaries and affiliates	(20,263)	(1,920)
Marketable securities, net	(4,734,298)	(2,075,606)
Advances for acquisition (receipt) of wood from operations with development and partnerships	(261,018)	(103,568)
Cash used in investing activities	(8,833,698)	(4,858,187)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.2)	50,691	242,070
Payment of derivative transactions (Note 4.5.4)	365,724	(287,023)
Payment of loans, financing and debentures (Note 18.2)	(59,053)	(797,865)
Payment of leases (Note 19.2)	(292,682)	(255,065)
Payment of dividends (Notes 1.2.2 and 1.2.3)	5	(999,753)
Liabilities for assets acquisitions and associates	(16,929)	(109)
Shares repurchased (Note 24.2)	(87,243)
Cash provided (used) by financing activities	(39,487)	(2,097,745)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(168,712)	(1,430,252)

Increase (decrease) in cash and cash equivalents, net	(4,744,687)	(3,793,339)
At the beginning of the period	9,505,951	13,590,776
At the end of the period	4,761,264	9,797,437
Increase (decrease) in cash and cash equivalents, net	(4,744,687)	(3,793,339)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

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1.	COMPANY´S OPERATIONS

Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Avenida Professor Magalhães Neto, No. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.

Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company has 13 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State) being 2 units, Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Rio Verde and Suzano, being two units (São Paulo State) and Três Lagoas (Mato Grosso do Sul State). Additionally, it has five technology centers, 23 distribution centers and three ports, all located in Brazil.

These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned associates in Austria, the United States of America, Switzerland and Argentina, and its sales offices in China.

The Company's operations also include the commercial management of eucalyptus forest for its own use, the operation of port terminals, and the holding of interests, as a partner or shareholder, in other companies or enterprises, and the generation of electricity in the pulp production process and its commercialization.

The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 47.12% of the common shares of its share capital.

These unaudited condensed consolidated interim financial information was authorized by the Board of Directors on April 25, 2023.

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1.1.	Equity interests

The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	March 31, 2023	December 31, 2022
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Overseas Finance Ltd. (Direct)	Financial fundraising	Cayman Island	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltd. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Stenfar S.A. Indl. Coml. Imp. Y. Exp. (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Finland Oy (Direct)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	100.00%	100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltd. (Direct)	Business office	China	100.00%	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

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			% equity interest
Entity/Type of investment	Main activity	Country	March 31, 2023	December 31, 2022
Equity
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct) (1)	Restoration, conservation and preservation of forests	Brazil	16.66%	100.00%
Ensyn Corporation (Direct)	Biofuel research and development	United States of America	26.59%	26.59%
F&E Technologies LLC (Direct/Indirect)	Biofuel production, except alcohol	United States of America	50.00%	50.00%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Spinnova Plc (Direct)	Research of sustainable raw materials for the textile industry	Finland	19.03%	19.03%
Woodspin Oy (Direct/Indirect)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	50.00%	50.00%

Fair value through other comprehensive income
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%

1)	On February 27 and March 21, 2023, equivalent contributions were entered into by the six shareholders of Biomas to constitute an equity interest (Note 1.2.6).

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1.2.	Major events in the three-month period ended March 31, 2023

1.2.1.	Effects of the war between Russia and Ukraine

The Company has continuously monitored the impacts of the current conflict between Russia and Ukraine, both direct and indirect, on society, the economy and markets (global and domestic), with the objective of evaluating possible impacts and risks for the business.

The Company's assessment has covered four main areas:

(i)	Personnel: Suzano does not have employees or facilities of any nature in any of the locations directly impacted by the conflict.

(ii)	Supply Chain: the Company did not identify any short-term or long-term risk of possible interruptions or shortages of materials for its industrial and forestry activities. So far, the only effects observed have been greater volatility in commodities and energy prices.

(iii)	Logistics: internationally, there was no change in the Company’s logistical operations, with all the routes used remaining unchanged and the moorings in the planned locations being maintained. At the domestic level, no changes in logistical flows were identified.

(iv)	Commercial: to date, the Company has continued with its transactions as planned, maintaining service to its customers in all its sectors of activity. Sales to a few customers located in Russia were suspended, without any significant financial impact.

As a result of the current scenario, the Company has taken steps to expand its monitoring of the situation, together with its main stakeholders, in order to ensure any updates and information flows required for its global decision-making are available in a timely manner.

1.2.2.	Cerrado Project

On October 28, 2021, the Company's Board of Directors approved the realization of the Cerrado Project, which consists of building a pulp production mill in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul.

The plant will have an estimated nominal capacity of 2,550,000 tons of eucalyptus pulp production per year, with an estimated period for starting operations in the second semester of 2024. The total investment is R$19,300,000, with payments during the years of 2021 to 2024.

1.2.3.	Acquisition of tissue business in Brazil

On October 24, 2022, the Company announced to the market that it had entered into a contract to acquire Kimberly-Clark's tissue business in Brazil. The base price for the transaction is US$175 million (equivalent to R$922,915 on the date of signature of the contract), subject to the usual adjustments for this type of transaction, and will be paid in full on the date of closing of the transaction, which is subject to the fulfillment of conditions precedent and approval by the Brazilian antitrust authorities (“Conselho Administrativo de Defesa Econômica - CADE”).

On March 30, 2023, the General Superintendence of the CADE gave a favorable opinion on the operation, with some precedent conditions remaining for the completion of the transaction.

The acquisition involves a factory located in Mogi das Cruzes (São Paulo), which contractually provides an installed capacity of 130 thousand tons per year for manufacturing, marketing, distributing and/or selling tissue products in Brazil, including ownership of the “Neve” brand, offering complementary product categories and geographical coverage to the Suzano brand.

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1.2.4.	STF decision – Effectiveness of final and unappealable tax decisions

On February 8, 2023, the Federal Supreme Court in Brazil concluded the judgments of Items 881 and 885, which discussed the effects of res judicata. Notwithstanding, considering the information available as of the date of preparation of these unaudited condensed consolidated interim financial information, the Company is not a party to any litigation related to a tax not being collected due to a past decision considered unappealable, therefore, the Company has no material adjustment due to the decision.

1.2.5.	Treasury shares cancelled

On February 28, 2023, the Board of Directors decided to cancel 37,145,969 common shares, with an average cost of R$40.84 (forty reais and eighty-four cents) per share, in the amount of R$1,517,224, that were being held in treasury, without changing the share capital and against the balances of available profit reserves. After the cancellation of shares, the share capital of R$9,269,281 is now divided into 1,324,117,615 common shares, all nominative, book-entry and without par value.

1.2.6.	Biomas

On September 5, 2022, Biomas Serviços Ambientais, Restauração e Carbono Ltda. (“Biomas”) was initially established by Suzano S.A.

On November 12, 2022, Suzano in partnership with Itaú Unibanco, Marfrig, Rabobank, Santander and Vale, announced an alliance during an event held at the Climate Conference, COP27, in Egypt, for the creation of a company focused entirely to forest restoration, conservation and preservation activities in Brazil.

After the transformation of Biomas into a joint-stock company, Suzano, together with Marfrig, Rabobank and Vale, made a commitment to invest R$20,000 each partner, in accordance to the terms of the respective investment agreements on February 27, 2023, once the conditions precedent and closing acts established in said agreements were fulfilled. The contributions of capital from Itaú and Santander were made on March 21, 2023 and in the same proportion.

For the period ended March 31, 2023, the amount of R$30,000 (R$5,000 for each partner) was fully paid with a remaining balance of R$90,000 (R$15,000 for each partner) to be paid.

With the completion of the above investments, each company now holds 16.66% of equity interest at Biomas.

2.	BASIS OF PREPARATION AND PRESENTATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The Company’s unaudited condensed consolidated interim financial information, of the three-month period ended March 31, 2023, are prepared in compliance with the international standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.

The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

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The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2022 (Note 3.2.34). There were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2022.

The unaudited condensed consolidated interim financial information prepared on historical cost basis, except for the following material items recognized:

(i)	Derivative and non-derivative financial instruments measured at fair value;

(ii)	Share-based payments and employee benefits measured at fair value; and

(iii)	Biological assets measured at fair value;

The unaudited condensed consolidated interim financial information was prepared under the going concern assumption.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its associates on the same base date, except for associates Ensyn and Spinnova, as well as in accordance with consistent accounting practices and policies.

The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2022, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The accounting policies have been consistently applied to all consolidated companies.

There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies as of January 1, 2023 and whose estimated impact was disclosed in the annual financial statements of December 31, 2022, as disclosed in the Note 3.1.

3.1.	New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below.

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3.1.1.	Accounting policies adopted

3.1.1.1.	Presentation of the financial statements – IAS 1 – Classification of liabilities as current and non-current (applicable for annual periods beginning on/or after January 1, 2023, with early adoption permitted)

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the balance sheet, and not the amount or the timing of the recognition of any asset, liability, income or expense, or the information disclosed about these items.

The amendments clarify that the classification of liabilities as current or non-current is based on the rights existing at the balance sheet date, specify that the classification is not affected by expectations about whether an entity will exercise its right to postpone the settlement of the liability, explain that the rights exist if restrictive clauses are complied with at the balance sheet date, and introduce the definition of 'settlement' to clarify that it refers to a transfer to a counterparty of an amount in cash, equity instruments, other assets or services.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.2.	Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies (applicable for annual periods beginning on/or after January 1, 2023, with early adoption permitted)

The amendments change the requirements in IAS 1 with regard to the disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence the decisions that the primary users of the financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial, and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.3.	Amendments to IAS 8 Definition of Accounting Estimates (applicable for annual periods beginning on/or after January 1, 2023)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard through the following clarifications:

(i)	A change in accounting estimates that results from new information or new developments does not constitute the correction of an error

(ii)	The effects of a change in an input or a measurement technique used to develop an accounting estimate represent changes in accounting estimates if they do not result from the correction of prior period errors

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The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.4.	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction (applicable for annual periods beginning on/or after January 1, 2023)

The amendments introduce a further exception to the initial recognition exemption. Under the amendments, an entity may not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise from the initial recognition of an asset and liability in a transaction that is not a business combination and affects neither the accounting nor the taxable profit. For example, this may arise upon the recognition of a lease liability and the corresponding right-of-use asset, applying IFRS 16 at the commencement date of a lease.

Following the amendments to IAS 12, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period, an entity recognises:

(i)	A deferred tax asset (to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilized) and a deferred tax liability for all deductible and taxable temporary differences associated with:

•	Right-of-use assets and lease liabilities; and

•	Decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset.

(ii)	The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company assessed the content of this pronouncement and did not identify any impacts.

4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

4.1.	Financial risks management

4.1.1.	Overview

In the three-month period ended March 31, 2023, there were no significant changes in the financial risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2022 (Note 4).

The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedging policy.

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4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	March 31, 2023	December 31, 2022
Assets
Amortized cost
Cash and cash equivalents	5	4,761,264	9,505,951
Trade accounts receivable	7	9,403,901	9,607,012
Dividends receivable	11	4,868	7,334
Other assets (1)		875,764	931,173
		15,045,797	20,051,470
Fair value through other comprehensive income
Investments - Celluforce	14.1	24,283	24,917
		24,283	24,917
Fair value through profit or loss
Derivative financial instruments	4.5.1	5,342,288	4,873,749
Marketable securities	6	12,638,977	7,965,742
		17,981,265	12,839,491
		33,051,345	32,915,878
Liabilities
Amortized cost
Trade accounts payable	17	6,655,038	6,206,570
Loans, financing and debentures	18.1	72,626,964	74,574,591
Lease liabilities	19.2	6,225,605	6,182,530
Liabilities for assets acquisitions and associates	23	1,999,008	2,062,322
Dividends payable	11	5,097	5,094
Other liabilities (1)		140,034	147,920
		87,651,746	89,179,027
Fair value through profit or loss
Derivative financial instruments	4.5.1	3,685,806	4,846,795
		3,685,806	4,846,795
		91,337,552	94,025,822
		58,286,207	61,109,944

1)	Does not include items not classified as financial instruments.

4.1.3.	Fair value of loans and financing

The estimated fair values of loans and financing are set forth below:

	Yield used to discount/ methodology	March 31, 2023	December 31, 2022
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	39,921,276	40,309,832
Estimated present value
In foreign currency
Export credits (“Prepayment”)	LIBOR	17,018,011	17,724,315
Assets Financing	SOFR	127,054	138,644
In local currency
BNDES – TJLP	DI 1	237,747	292,487
BNDES – TLP	DI 1	1,458,952	1,393,010
BNDES – Fixed	DI 1	16,006	21,656
BNDES – SELIC (“Special Settlement and Custody System”)	DI 1	594,292	575,129
BNDES - Currency basket	DI 1	7,550	10,866
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA	1,902,074	1,835,336
Debentures	DI 1	5,779,949	5,643,440
NCE (“Export Credit Notes”)	DI 1	1,338,882	1,384,396
NCR (“Rural Credit Notes”)	DI 1	284,452	294,089
Export credits (“Prepayment”)	DI 1	1,303,667	1,320,415
		69,989,912	70,943,615

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The book values of loans and financing are disclosed in Note 18.

Management considers that, for its other financial liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.

4.2.	Liquidity risk management

The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.

The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies. During the three-month period ended March 31, 2023, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.

All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.

The remaining contractual maturities of financial liabilities are presented as of the balance sheet date. The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

	March 31, 2023
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payable	6,655,038	6,655,038	6,655,038
Loans, financing and debentures	72,626,964	100,391,568	7,952,136	9,341,776	34,652,048	48,445,608
Lease liabilities	6,225,605	10,976,130	1,098,604	1,956,925	1,771,871	6,148,730
Liabilities for asset acquisitions and associates	1,999,008	2,035,551	1,813,990	97,449	91,561	32,551
Derivative financial instruments	3,685,806	6,109,651	531,483	622,926	4,679,665	275,577
Dividends payable	5,097	5,097	5,097
Other liabilities	140,034	140,034	140,034
	91,337,552	126,313,069	18,196,382	12,019,076	41,195,145	54,902,466

	December 31, 2022
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payable	6,206,570	6,206,570	6,206,570
Loans, financing and debentures	74,574,591	105,341,912	6,823,274	7,899,772	39,476,527	51,142,339
Lease liabilities	6,182,530	11,053,487	1,050,947	992,379	2,668,855	6,341,305
Liabilities for asset acquisitions and associates	2,062,322	2,203,302	1,986,633	99,331	57,421	59,917
Derivative financial instruments	4,846,795	6,515,262	728,070	1,341,108	4,299,970	146,114
Dividends payable	5,094	5,094	5,094
Other liabilities	147,920	147,920	61,500	86,420
	94,025,822	131,473,547	16,862,088	10,419,010	46,502,773	57,689,675

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4.3.	Credit risk management

In the three-month period ended March 31, 2023, there were no significant changes in the credit risk management policies compared to those disclosed in the annual financial statements for the year ended of December 31, 2022 (Note 4).

4.4.	Market risk management

In the three-month period ended March 31, 2023, there were no significant changes in the market risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2022 (Note 4).

4.4.1.	Exchange rate risk management

As disclosed in the financial statements for the year ended December 31, 2022 (Note 4), the Company enters into U.S.Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over an 24-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term. The Company's Board of Directors approved the contracting of extraordinary hedge, in addition to the policy mentioned above, for investments in the Cerrado Project, with a term of up to 36 months as of November 2021, in an amount of up to US$1,000,000. On July 27, 2022, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$1,500,000, maintaining the previously established deadline. In order to provide transparency on the hedge program for the Cerrado Project, since December 31, 2021 the Company has started to prominently disclose the respective contracted operations.

The assets and liabilities that are exposed to foreign currency, substantially in U.S. Dollars, are set forth below:

	March 31, 2023	December 31, 2022
Assets
Cash and cash equivalents	4,601,028	8,039,218
Marketable securities	4,910,576	4,510,652
Trade accounts receivable	7,630,859	7,612,768
Derivative financial instruments	3,937,114	3,393,785
	21,079,577	23,556,423
Liabilities
Trade accounts payable	(2,215,442)	(2,030,806)
Loans and financing	(59,100,451)	(61,216,140)
Liabilities for asset acquisitions and associates	(1,905,833)	(2,053,259)
Derivative financial instruments	(3,529,412)	(4,698,323)
	(66,751,138)	(69,998,528)
	(45,671,561)	(46,442,105)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments

For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to U.S.$ = R$5.0804).

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This analysis assumes that all other variables, particularly interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50% before taxes.

The following table set forth the potential impacts at their absolute amounts:

	March 31, 2023
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	4,601,028	1,150,257	2,300,514
Marketable securities	4,910,576	1,227,644	2,455,288
Trade accounts receivable	7,630,859	1,907,715	3,815,430
Trade accounts payable	(2,215,442)	(553,861)	(1,107,721)
Loans and financing	(59,100,451)	(14,775,113)	(29,550,226)
Liabilities for asset acquisitions and associates	(1,905,833)	(476,458)	(952,917)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments

The Company has sales operations in US Dollars in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to US Dollars over a 24-month horizon, or to investments in the Cerrado Project, according to the extraordinary hedge described above, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.

In addition to the transaction described above, the Company also taken out derivative instruments linked to the US Dollar and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.

For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a positive impact on the mark-to-market position entered into by the Company.

This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US Dollar by 25% and 50%, before taxes, based on the base scenario on March 31, 2023.

The following table set out the possible impacts assuming these scenarios:

	March 31, 2023
	Effect on profit or loss and equity
	Probable (base value)	Possible 25%	Remote 50%
Dollar/Real
Derivative financial instruments
Derivative options	2,596,328	(4,919,846)	(10,887,557)
Derivative swaps	(1,251,034)	(2,405,575)	(4,786,435)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	72,829	(306,059)	(612,197)
Embedded derivatives	31,241	(92,796)	(185,591)
NDF parity derivatives (1)	185,541	(50,025)	(97,138)
Commodity Derivatives	21,577	(5,404)	(10,800)

Dollar/Euro
Derivative financial instruments
NDF parity derivatives (1)	185,541	(661,565)	(1,323,295)

(1)	Long positions at US$/EUR parity in order to protect the Capex cash flow of the Cerrado Project against the appreciation of the Euro.

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4.4.2.	Interest rate risk management

Fluctuations in interest rates could increase or reduce the costs of new loans and transactions already entered into.

The Company is constantly looking for alternatives to the use of financial instruments in order to avoid negative impacts on its cash flow.

Considering the discontinuation of LIBOR in June 2023, the Company is evaluating its contracts with clauses that anticipate the discontinuation of the interest rate. Most debt contracts linked to LIBOR have a replacement clause for a benchmark index or equivalent interest rate and, for contracts that do not have a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties to define a new rate, or an equivalent rate to be provided by the respective calculation agent.

It is worth mentioning that the indexation replacement clauses for the Company's debt contracts indexed to LIBOR, establish that any replacement of the indexation rate in the contracts can only be evaluated under two circumstances: (i) after a communication from an official government entity formally stating the replacement/termination of the reference rate used in the contract, which must define the exact date on which the rate will be extinctic; and / or (ii) syndicated operations begin to be executed with an interest rate indexed to the Secured Overnight Financing Rate (“SOFR”). Considering that on March 5, 2021 the UK Financial Conduct Authority (“FCA”) announced the date of extinction of LIBOR 3M as June 30, 2023, and, from that, the Company began negotiations on the terms of index replacement for its debt contracts and related derivatives.

The Company has mapped all of its contracts subject to LIBOR reform that have not yet transitioned to an alternative benchmark rate as of March 31, 2023. The Company has R$16,487,476 related to loan and financing contracts, and R$429,168 related to derivative contracts, and has initiated contact with the respective counterparties of each contract, to ensure that market terms and best practices are adopted at the time of index transition until June 2023, and these terms are still under negotiation between the parties.

The Company understands that it will not be necessary to change the risk management strategy due to the change of indexation of its financial contracts linked to LIBOR.

The Company believes that it is reasonable to assume that the negotiation of its contracts indexation will move towards to the replacement of LIBOR with SOFR, as SOFR is the new interest rate adopted by the capital market. Based on the available information, the Company does not expect to have a significant impact on its debts and derivatives linked to LIBOR.

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except for derivative financial instruments

For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and the London Interbank Offered Rate (“LIBOR”), which could impact the results. The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.

This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.

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The following table set forth the possible impacts assuming these scenarios in absolute amounts:

	March 31, 2023
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	87,488	2,985	5,971
Marketable securities	7,728,401	263,732	527,463
Loans and financing	8,103,931	276,547	553,093
TJLP
Loans and financing	297,313	5,478	10,956
LIBOR
Loans and financing	16,487,476	214,037	428,073

4.4.2.2.	Sensitivity analysis – exposure to interest rates – derivative financial instruments

This analysis assumes that all other variables remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.

The following table sets out the possible impacts of these assumed scenarios:

	March 31, 2023
	Effect on profit or loss and equity
	Probable	Probable 25%	Remote 50%
CDI
Derivative financial instruments
Liabilities
Derivative options	2,596,328	(505,282)	(964,046)
Derivative swaps	(1,251,034)	(202)	(1,797)
LIBOR
Derivative financial instruments
Liabilities
Derivative swaps	(1,251,034)	274,935	549,516

4.4.2.3.	Sensitivity analysis to changes in the consumer price indices of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on March 31, 2023. The probable scenario was extrapolated considering a depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.

The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	March 31, 2023
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	31,241	(33,179)	(68,453)

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4.4.3.	Commodity price risk management

The Company is exposed to commodity prices, mainly in the selling price of pulp in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.

Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.

The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results.

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.

Details of derivative financial instruments and their respective calculation methodologies are disclosed in the annual financial statements for the year ended December 31, 2022 (Note 4).

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Instruments as part of protection strategy
Operational hedges
ZCC	6,319,800	6,866,800	2,596,328	1,596,089
NDF (R$ x US$)	248,100	248,100	72,829	(2,474)
NDF (€ x US$)	504,590	544,702	185,541	161,055

Debt hedges
Swap LIBOR to Fixed (US$)	3,230,000	3,200,179	889,679	1,052,546
Swap IPCA to CDI (notional in Brazilian Reais)	1,741,787	1,741,787	306,284	278,945
Swap IPCA to Fixed (US$)		121,003		(29,910)
Swap CDI x Fixed (US$)	1,650,000	1,863,534	(1,986,486)	(2,566,110)
Pre-fixed Swap to US$ (US$)	350,000	350,000	(460,511)	(503,605)

Commodity Hedge
Swap US-CPI (US$) (1)	127,071	124,960	31,241	40,418
Swap VLSFO/Brent	101,040		21,577
			1,656,482	26,954

Current assets			3,694,528	3,048,493
Non-current assets			1,647,760	1,825,256
Current liabilities			(484,932)	(667,681)
Non-current liabilities			(3,200,874)	(4,179,114)
			1,656,482	26,954

1)	The embedded derivative refers to a swap contract for the sale of price variations in United States Dollars and US-CPI within the term of a forest partnership with a standing wood supply contract.

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The current contracts and the respective protected risks are set forth below:

(i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation of the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

(ii)	Swap IPCA x CDI (notional in Brazilian Reais): positions in conventional swaps exchanging the variation of the Amplified Consumer Price Index (“IPCA”) for the DI rate. The objective is to change the debt indexed in reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.

(iii)	Swap IPCA x Fixed US$: positions in conventional swaps exchanging the variations of the IPCA for a fixed rate in US$. The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

(iv)	Swap LIBOR x Fixed US$: positions in conventional swaps exchanging a post-fixed rate (LIBOR) for a fixed rate in US$. The objective is to protect the cash flow against changes in the US interest rate.

(v)	Pre-Fixed Swap R$ x Fixed US$: positions in conventional swaps of a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

(vi)	Zero-Cost Collar (“ZCC”): positions in an instrument that consists of the simultaneous combination of a purchase of put options and the sale of call options in US$, with the same principal amount and maturity, with the objective of protecting the cash flow of exports. Under this strategy, an interval is established where there is no deposit or receipt of financial margin at the option maturity. The objective is to protect the cash flow of exports against the depreciation of the Brazilian Real.

(vii)	Non-Deliverable Forward contracts (“NDF”): ”): short positions in US$ futures contracts with the objective of protecting the cash flow from exports against the depreciation of the Brazilian Real.

(viii)	Swap US-CPI: The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

(ix)	Non-Deliverable Forward contracts: EUR and US$: call positions at EUR/US$ parity to protect the Capex cash flow of the Cerrado project against the appreciation of the Euro.

The variation in the fair values of derivatives on March 31, 2023 compared to the fair values measured on December 31, 2022 are explained substantially by the appreciation of the Brazilian Real against the US Dollar and by settlements during the period. There were also impacts caused by the variations in the Pre, Foreign Exchange Coupon and LIBOR curves in the operations.

It is important to highlight that the outstanding agreements on March 31, 2023 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.

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4.5.2.	Fair value by maturity schedule

	March 31, 2023	December 31, 2022
2023	3,085,775	2,380,812
2024	861,173	297,156
2025	(1,025,011)	(1,225,193)
2026 onwards	(1,265,455)	(1,425,821)
	1,656,482	26,954

4.5.3.	Outstanding assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Debt hedges
Assets
Swap CDI to Fixed (US$)	R$	6,237,700	7,081,545	595,189	617,835
Swap Pre-Fixed to US$	R$	1,317,226	1,317,226	21,311	45,329
Swap LIBOR to Fixed (US$)	US$	3,230,000	3,200,000	889,679	1,052,546
Swap IPCA to CDI	IPCA	2,069,244	2,041,327	457,171	427,417
Swap IPCA to US$	IPCA		610,960
				1,963,350	2,143,127
Liabilities
Swap CDI to Fixed (US$)	US$	1,650,000	1,863,534	(2,581,675)	(3,183,945)
Swap Pre-Fixed to US$	US$	350,000	350,000	(481,822)	(548,934)
Swap LIBOR to Fixed (US$)	US$	3,230,000	3,200,000
Swap IPCA to CDI	R$	1,741,787	1,741,787	(150,887)	(148,472)
Swap IPCA to US$	US$		121,003		(29,910)
				(3,214,384)	(3,911,261)
				(1,251,034)	(1,768,134)
Operational hedge
Zero cost collar (US$ x R$)	US$	6,319,800	6,866,800	2,596,328	1,596,089
NDF (R$ x US$)	US$	248,100	248,100	72,829	(2,474)
NDF (€ x US$)	US$	504,590	544,702	185,541	161,055
				2,854,698	1,754,670
Commodity hedge
Swap US-CPI (standing wood) (1)	US$	127,071	124,960	31,241	40,418
Swap VLSFO/Brent	US$	101,040		21,577
				52,818	40,418
				1,656,482	26,954

1)	The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	March 31, 2023	December 31, 2022
Operational hedge
Zero cost collar (R$ x US$)	372,309	718,618
NDF (R$ x US$)	14,118	8,301
NDF (€ x US$)	11,921	7,113
	398,348	734,032
Debt hedge
Swap CDI to Fixed (US$)	(149,840)	(261,570)
Swap IPCA to CDI (Brazilian Reais)	(2,103)	(5,180)
Swap IPCA to Fixed (US$)	(3,945)	171
Swap Pre-Fixed to US$	29,230	54,128
Swap LIBOR to Fixed (US$)	94,034	(239,356)
	(32,624)	(451,807)
	365,724	282,225

23

4.6.	Fair value hierarchy

Financial instruments are measured at fair value, which considers the fair value as the price that would be received from selling an asset or paid to transfer a liability in an unforced transaction between market participants at the measurement date.

For the three-month period ended March 31, 2023, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3.

	March 31, 2023
	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments	5,342,288		5,342,288
Marketable securities	12,638,977		12,638,977
	17,981,265		17,981,265

At fair value through other comprehensive income
Other investments - CelluForce		24,283	24,283
		24,283	24,283

Biological assets		15,114,469	15,114,469
		15,114,469	15,114,469
Total assets	17,981,265	15,138,752	33,120,017

Liabilities
At fair value through profit or loss
Derivative financial instruments	3,685,806		3,685,806
	3,685,806		3,685,806
Total liabilities	3,685,806		3,685,806

	December 31, 2022
	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments	4,873,749		4,873,749
Marketable securities	7,965,742		7,965,742
	12,839,491		12,839,491

At fair value through other comprehensive income
Other investments - CelluForce		24,917	24,917
		24,917	24,917

Biological assets		14,632,186	14,632,186
		14,632,186	14,632,186
Total assets	12,839,491	14,657,103	27,496,594

Liabilities
At fair value through profit or loss
Derivative financial instruments	4,846,795		4,846,795
	4,846,795		4,846,795
Total liabilities	4,846,795		4,846,795

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4.7.	Climate change

In the annual financial statements for the year ended December 31, 2022, the risks and opportunities information linked to climate change and the sustainability strategy were disclosed, which did not change significant during the three-month period ended March 31, 2023. except for the items presented in Note 4.7.1.

4.7.1.	Opportunities linked to climate change and the sustainability strategy

4.7.1.1	Biomas

As disclosed in Note 1.2.6, Suzano and five other global companies created Biomas with objective of restoring, conserving and preserving native forests in Brazil.

The initiative aims to restore and protect, over a period of 20 years, native forest in some of Brazil´s most valuable ecosystems, such as the Amazon, Atlantic Forest and Cerrado biomes – The area is equivalent to the territory of Switzerland or the state of Rio de Janeiro, in Brazil.

The initiative aims to promote a sustainable business model from a financial perspective, enabling each restoration, conservation, and preservation projects to be viable through the commercialization of carbon credits, as removals and avoided emissions, reducing tons of CO2e from the atmosphere.

In addition, it is estimated that Biomas will contribute to the protection of species of animals and plants.

The first stage will involve the identification and prospecting of areas, promoting nurseries for the large-scale production of native trees, engaging local communities in Biomas activities, discussing the application of the project in public areas, partnering with carbon certification platforms and implementing pilot projects.

4.7.1.2	Generation of carbon credits

The Company has ongoing carbon credit projects certifications, including:

•	Horizonte de Carbono Project, which aims to restore degraded areas through the reforestation of native and eucalyptus trees. On March 30, 2023, the certifier Verra completed the validation and verification of 1.9Mt CO2e of the Horizonte Project (VCS ID 3350), of which 10% will be allocated to the Verra reserve and 1.7Mt CO2e is eligible for the issuance of credits. The Company has not yet issued such credits.

The carbon credits are registered by Verra, an accredited company that holds a global platform, which is also responsible for the custody of the credits. This company has developed the Verified Carbon Standard (VCS) program, currently regarded as the global reference standard, in the best understanding of the company.

4.8.	Capital management

The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.

The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

25

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	March 31, 2023	December 31, 2022
Cash and banks (1)	5,03	4,418,755	8,064,193

Cash equivalents
Local currency
Fixed-term deposits (compromised)	98.42 of CDI	87,488	1,441,758

Foreign currency
Fixed-term deposits (2)	5.92	255,021
		4,761,264	9,505,951

1)	Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.

2)	Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period and is subject to an insignificant risk of changes in value.

6.	MARKETABLE SECURITIES

	Average yield p.a. %	March 31, 2023	December 31, 2022
In local currency
Private funds	98.81 of CDI	1,214,162	1,208,975
Private Securities (“CDBs”)	103.40 of CDI	6,081,357	1,827,012
CDBs - Escrow Account (1)	102.13 of CDI	432,882	419,103
		7,728,401	3,455,090
Foreign currency
Time deposits (2)	5.85	4,774,993	4,386,589
Other	6.42	135,583	124,063
		4,910,576	4,510,652
		12,638,977	7,965,742

Current		12,206,095	7,546,639
Non-Current		432,882	419,103

1)	Includes escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.

2)	Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

7.	TRADE ACCOUNTS RECEIVABLE

7.1.	Breakdown of balances

	March 31, 2023	December 31, 2022
Domestic customers
Third parties	1,700,184	1,915,745
Related parties (Note 11) (1)	96,590	99,608

Foreign customers
Third parties	7,630,859	7,612,768

(-) Expected credit losses	(23,732)	(21,109)
	9,403,901	9,607,012

1)	The balance refers to transactions with Ibema Companhia Brasileira de Papel.

26

The Company carries out factoring transactions for certain customer receivables where substantially transfers the control and all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable as of March 31, 2023, was R$4,175,402 (R$6,889,492 as of December 31, 2022).

7.2.	Breakdown of trade accounts receivable by maturity

	March 31, 2023	December 31, 2022
Current	8,616,647	8,652,376
Overdue
Up to 30 days	579,147	777,150
From 31 to 60 days	54,603	74,253
From 61 to 90 days	71,555	54,784
From 91 to 120 days	29,548	20,975
From 121 to 180 days	21,853	18,945
From 181 days	30,548	8,529
	9,403,901	9,607,012

7.3.	Roll-forward of expected credit losses

	March 31, 2023	December 31, 2022
Opening balance	(21,109)	(34,763)
Additions	(2,979)	(5,228)
Reversals	89	3,576
Write-offs	235	12,355
Exchange rate variations	32	2,951
Closing balance	(23,732)	(21,109)

The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

7.4.	Main customers

The Company has 1 (one) customer responsible for 10.80% of the net sales of pulp segment and no customer responsible for more than 10% of the net sales of paper segment on March 31, 2023. The Company has 1 (one) customer responsible for 10.67% of the net sales of pulp segment and no customer responsible for more than 10% of the net sales of paper segment on December 31, 2022.

8.	INVENTORIES

	March 31, 2023	December 31, 2022
Finished goods
Pulp
Domestic (Brazil)	606,153	616,415
Foreign	1,662,790	1,426,064
Paper
Domestic (Brazil)	446,848	358,973
Foreign	247,620	192,671
Work in process	95,088	93,964
Raw materials
Wood	1,506,061	1,480,616
Operating supplies and packaging	720,908	716,089
Spare parts and other	965,342	843,469
	6,250,810	5,728,261

Inventories are disclosed net of estimated losses.

27

8.1.	Roll-forward of estimated losses

	March 31, 2023	December 31, 2022
Opening balance	(105,989)	(91,258)
Additions (1)	(13,539)	(89,552)
Reversals	22,680	33,492
Write-offs (2)	8,062	41,329
Closing balance	(88,786)	(105,989)

1)	Refers mainly to: (i) raw materials in the amount of R$5,436 (R$43,166 as at December 31, 2022); and (ii) spare parts in the amount of R$4,920 (R$24,502 as at December 31, 2022).

2)	Refers mainly to the balances of: (i) raw materials of R$4,444 (R$35,715 as at December 31, 2022), and (ii) spare parts in the amount of R$3,618 (R$5,371 as at December 31, 2022).

On March 31, 2023 and December 31, 2022, there were no inventory items pledged as collateral.

9.	RECOVERABLE TAXES

	March 31, 2023	December 31, 2022
IRPJ/CSLL – prepayments and withheld taxes	226,608	179,812
PIS/COFINS – on acquisitions of property, plant and equipment (1)	95,794	89,334
PIS/COFINS – operations	510,474	523,970
PIS/COFINS – exclusions from ICMS (2)	493,634	570,945
ICMS – on acquisitions of property, plant and equipment (3)	185,152	167,286
ICMS – operations (4)	1,495,515	1,423,375
Reintegra program (5)	71,289	65,971
Other taxes and contributions	46,782	39,057
Provision for loss on ICMS credits (6)	(1,181,481)	(1,103,807)
	1,943,767	1,955,943

Current	588,241	549,580
Non-current	1,355,526	1,406,363

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.

2)	The Company and its associates filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992, details on the initial recognition were disclosed in the financial statements of December 31, 2021.

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of consumer goods (tissue) transactions in the domestic market.

5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.

6)	Related to provisions for ICMS credit balances that are not probable to be recovered.

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9.1.	Roll-forward of provision for loss

	ICMS
	March 31, 2023	December 31, 2022
Opening balance	(1,103,807)	(1,064,268)
Addition (1)	(80,296)	(221,903)
Write-off		18,464
Reversal	2,622	163,900
Closing balance	(1,181,481)	(1,103,807)

1)	Refers, substantially, to the accumulated ICMS credits of the state of Mato Grosso do Sul, arising from the construction operations of the Cerrado Project, and of the state of Espirito Santo, of the accumulated credits due to the volume of exports.

10.	ADVANCES TO SUPPLIERS

	March 31, 2023	December 31, 2022
Forestry development program and partnerships	1,841,724	1,592,132
Advance to suppliers - others	97,658	108,146
	1,939,382	1,700,278

Current	97,658	108,146
Non-current	1,841,724	1,592,132

In the annual financial statements for the year ended December 31, 2022, the characteristics of the advances were disclosed, which did not change during the three-month period ended March 31, 2023.

11.	RELATED PARTIES

The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out at specific prices and conditions, as well as the corporate governance practices adopted by the Company, and those recommended and/or required by the applicable legislation.

The transactions refers mainly to:

Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; (iv) social services; and (v) dividends receivable.

Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) dividends payable.

Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.

For the three-month period ended December 31, 2023, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

29

11.1.	Balances recognized in assets and liabilities and amounts of transactions during the period

	Assets		Liabilities		Sales (purchases), net
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2022
Transactions with controlling shareholders
Suzano Holding	6	5			13	14
	6	5			13	14
Transactions with companies of the Suzano
Group and other related parties
Management (expect compensation – Note 11.2)	3			(5)	(35)	(21)
Bexma Participações Ltda	1	1			2	2
Bizma Investimentos Ltda	1	1			2	2
Fundação Arymax					1	1
Ibema Companhia Brasileira de Papel (1)	101,458	106,940	(4,992)	(3,705)	64,342	47,666
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável		3	(38)	(66)	(1,221)	(1,083)
IPLF Holding S.A.	1	23			1	1
Nemonorte Imóveis e Participações Ltda			(15)		(44)	(60)
Other shareholders			(5,097)	(5,094)
	101,464	106,968	(10,142)	(8,870)	63,048	46,508
	101,470	106,973	(10,142)	(8,870)	63,061	46,522

Assets
Trade accounts receivable (Note 7)	96,590	99,608
Dividends receivable	4,868	7,334
Other assets	12	31
Liabilities
Trade accounts payable (Note 17)			(5,045)	(3,776)
Dividends payable			(5,097)	(5,094)
	101,470	106,973	(10,142)	(8,870)

1)	Refers mainly to the sale of pulp.

30

11.2.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set out below:

	March 31, 2023	March 31, 2022
Short-term benefits
Salary or compensation	11,793	12,440
Direct and indirect benefits	584	224
Bonus	2,161	1,600
	14,538	14,264
Long-term benefits
Share-based compensation plan	5,509	19,881
	5,509	19,881
	20,047	34,145

Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of Management, in accordance with the specific regulations disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

12.1.	Deferred taxes

The Company calculates income tax and social contribution taxes, current and deferred, based on the following rates: (i) 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ; and (ii) 9% for CSLL, on the net income. Balances are recognized in the Company's income on an accruals basis.

Subsidiaries domiciled in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Subsidiaries domiciled abroad are subject to taxation in their respective jurisdictions, according to local regulations.

Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.

In Brazil, Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in subsidiaries, direct and indirect, domiciled abroad, equivalent to the profit earned by them before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity domiciled in Brazil, at each year ended.

The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the three-month period ended March 31, 2023. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2022.

31

12.1.1.	Deferred income and social contribution taxes

	March 31, 2023	December 31, 2022
Tax loss	1,227,399	1,207,096
Negative tax basis of social contribution	460,098	445,250

Assets - temporary differences
Provision for judicial liabilities	279,331	268,596
Operating provisions and other losses	925,660	999,028
Exchange rate variations	3,636,786	4,297,503
Amortization of fair value adjustments arising from business combinations	673,314	680,142
Unrealized profit on inventories	290,334	363,052
Leases	352,162	364,838
	7,845,084	8,625,505

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,092,257	1,023,103
Property, plant and equipment - deemed cost	1,195,425	1,217,349
Depreciation accelerated for tax-incentive reason (1)	852,047	869,997
Capitalized loan costs	287,409	210,834
Fair value of biological assets	654,293	703,274
Deferred taxes, net of fair value adjustments	391,722	398,950
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	167,835	194,121
Derivatives gains (“MtM”)	563,204	9,164
Provision of deferred taxes on results of associates abroad	52,115
Other temporary differences	23,151	13,416
	5,279,458	4,640,208

Non-current assets	2,577,003	3,986,415
Non-current liabilities	11,377	1,118

(1)	Accelerated tax depreciation is taken as a benefit only in the income tax calculation bases.

12.1.2.	Breakdown of accumulated tax losses and social contribution tax losses carried forward

	March 31, 2023	December 31, 2022
Tax loss carried forward	4,909,596	4,828,384
Negative tax basis of social contribution carried forward	5,112,200	4,947,222

12.1.3.	Roll-forward of deferred tax assets

	March 31, 2023	December 31, 2022
Opening balance	3,985,297	8,729,929
Tax loss	20,303	50,220
Negative tax basis of social contribution	14,848	34,176
(Reversal of) provision for judicial liabilities	10,735	19,251
(Reversal of) operating provisions and other losses	(73,368)	33,898
Exchange rate variation	(660,717)	(2,257,699)
Derivative gains (“MtM”)	(554,040)	(2,202,857)
Amortization of fair value adjustments arising from business combinations	400	8,970
Unrealized profit on inventories	(72,718)	64,164
Leases	(12,676)	(8,534)
Goodwill - tax benefit on unamortized goodwill	(69,154)	(276,614)
Property, plant and equipment - deemed cost	21,924	99,510
Depreciation accelerated for tax-incentive reason	17,950	74,952
Capitalized loan costs	(76,575)	(111,435)
Fair value of biological assets	48,981	(272,308)
Deferred taxes on the results of associates abroad	(52,115)
Credits on exclusion of ICMS from the PIS/COFINS tax base	26,286	3,906
Other temporary differences	(9,735)	(4,232)
Closing balance	2,565,626	3,985,297

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12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	March 31, 2023	March 31, 2022
Net income (loss) before taxes	6,776,395	16,324,360
Income tax and social contribution benefit (expense) at the statutory nominal rate of 34%	(2,303,974)	(5,550,282)

Tax effect on permanent differences
Taxation (difference) on profits of associates in Brazil and abroad (1)	770,979	(361,695)
Equity method	4,920	(3,312)
Thin capitalization (2)	(13,321)	(98,325)
Credit related to the Reintegra Program	1,906	1,820
Director bonuses	(2,961)	(7,737)
Donations/Fines – Other	8,849	1,281
	(1,533,602)	(6,018,250)
Income tax
Current	(111,735)	(58,693)
Deferred	(1,047,258)	(4,384,670)
	(1,158,993)	(4,443,363)
Social Contribution
Current	(2,042)	(241)
Deferred	(372,567)	(1,574,646)
	(374,609)	(1,574,887)
Income and social contribution benefits (expenses) for the period	(1,533,602)	(6,018,250)

Effective rate of income and social contribution tax expenses	22.63%	36.87%

1)	The difference in the taxation of associates is substantially due to the differences between the nominal tax rates in Brazil and those of associates located abroad.

2)	The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity, and when certain limits and requirements are met. On March 31, 2023 and March 31, 2022, the Company did not meet all of the limits and requirements, and therefore the expense is not deductible for the period.

12.3.	Tax incentives

The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Mucuri (BA) - Line 1	Suzano	2024
Mucuri (BA) - Line 2	Suzano	2027
Eunápolis (BA)	Veracel	2025
Imperatriz (MA)	Suzano	2024
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2025

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13.	BIOLOGICAL ASSETS

The roll-forward of biological assets is as set forth below:

	March 31, 2023	December 31, 2022
Opening balance	14,632,186	12,248,732
Additions	1,393,291	4,957,380
Depletions	(888,946)	(3,665,057)
Gain on fair value adjustments		1,199,759
Disposals	(13,863)	(82,331)
Other write-offs	(8,199)	(26,297)
Closing balance	15,114,469	14,632,186

The Company reevaluates, on a semi-annual basis in june and december, the main assumptions used in measuring the fair value of biological assets, which are disclosed in Note 13 of the annual financial statements for the year ended December 31, 2022.

The Company has no biological assets pledged as collateral on March 31, 2023 and December 31, 2022.

14.	INVESTMENTS

14.1.	Investments breakdown

	March 31, 2023	December 31, 2022
Investments in associates and joint ventures	371,131	354,200
Goodwill	233,229	233,399
Other investments evaluated at fair value through other comprehensive income - Celluforce	24,283	24,917
	628,643	612,516

Investments	628,771	612,516
Provision for loss of investments in subsidiaries	(128)
	628,643	612,516

34

14.2.	Investments in associates and joint ventures

	Information of joint ventures as at			Company Participation
	March 31, 2023			Carrying amount		In the income (expenses) for the period
	Equity	Income (expenses) of the period	Participation equity (%)	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2022
Associate
Ensyn Corporation	(483)	(5,710)	26.59%	(128)	1,250	(358)	(683)
Spinnova Plc (1)	587,868		19.03%	111,871	113,079	6,937	(4,939)
				111,743	114,329	6,579	(5,622)

Joint ventures
Domestic (Brazil)
Biomas	30,012		16.66%	5,000
Ibema Companhia Brasileira de Papel	329,269	38,634	49.90%	164,305	158,996	2,843	(3,689)
Foreign
F&E Technologies LLC	10,186		50.00%	5,093	5,230
Woodspin Oy	169,981	6,848	50.00%	84,990	75,645	5,281	(3)
				259,388	239,871	8,124	(3,692)

Other movements				24,283	24,917	(232)	(428)
				24,283	24,917	(232)	(428)
				395,414	379,117	14,471	(9,742)

1)	The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR5.82 (five euros and eighty-two cents) on March 31, 2023.

15.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.44	6.17		17.11

Accumulated cost	9,791,102	9,415,818	43,949,632	1,603,915	1,104,601	65,865,068
Accumulated depreciation		(3,577,097)	(23,344,836)		(773,432)	(27,695,365)
Balance as of December 31, 2021	9,791,102	5,838,721	20,604,796	1,603,915	331,169	38,169,703
Additions	5,089	516	381,741	11,220,806	15,832	11,623,984
Additions of merged companies	3,829,344					3,829,344
Write-offs	(69,773)	(10,613)	(58,435)		(3,384)	(142,205)
Depreciation		(310,429)	(2,367,163)		(124,464)	(2,802,056)
Transfers	930,646	246,782	1,057,714	(2,451,570)	194,292	(22,136)
Accumulated cost	14,486,408	9,644,875	45,160,365	10,373,151	1,281,328	80,946,127
Accumulated depreciation		(3,879,898)	(25,541,712)		(867,883)	(30,289,493)
Balance as of December 31, 2022	14,486,408	5,764,977	19,618,653	10,373,151	413,445	50,656,634
Additions (2)	53,809		89,674	3,042,845	1,497	3,187,825
Write-offs	(8,094)	(324)	(18,929)		(21,927)	(49,274)
Depreciation		(74,481)	(607,566)		(30,861)	(712,908)
Transfers	200,717	57,262	476,420	(839,874)	88,551	(16,924)
Accumulated cost	14,732,840	9,701,471	45,670,409	12,576,122	1,340,302	84,021,144
Accumulated depreciation		(3,954,037)	(26,112,157)		(889,597)	(30,955,791)
Balance as of March 31, 2023	14,732,840	5,747,434	19,558,252	12,576,122	450,705	53,065,353

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	The addition of work in progress refers, mainly to the Cerrado Project, of which R$738,072 is a non-cash effect in the period.

On March 31, 2023, the Company evaluated the business, market and climate impacts, and did not identify any event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.

35

15.1.	Items pledged as collateral

On March 31, 2023, property, plant and equipment items pledged as collateral for loan transactions and legal proceedings, consisting mainly of the units of Suzano and Três Lagoas totalling R$12,830,347 (R$12,773,662 in the same units as at December 31, 2022).

15.2.	Capitalized expenses

For the three-month period ended March 31, 2023, the Company capitalized loan costs in the amount of R$233,418 (R$359,407 as of December 31, 2022). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 12.15% p.a. (12.49% p.a. as of December 31, 2022).

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful lives

	March 31, 2023	December 31, 2022
Facepa	119,332	119,332
Fibria	7,897,051	7,897,051
Other (1)	4,018	3,405
	8,020,401	8,019,788

1)	Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.

Goodwill is allocated to cash-generating units as presented in Note 28.4.

For the three-month period ended March 31, 2023, the Company did not identify any event that indicated the need to perform the impairment test and to record any impairment provision for intangible assets.

16.2.	Intangible assets with limited useful lives

		March 31, 2023	December 31, 2022
Opening balance		7,173,183	8,014,740
Additions		17	90,499
Write-offs		(34)	(51)
Amortization		(244,542)	(966,796)
Transfers and others		15,939	34,791
Closing balance		6,944,563	7,173,183
Represented by	Average rate %
Non-competition agreements	5.00	5,051	5,128
Port concessions	4.30	553,452	554,832
Lease agreements	16.90	12,499	14,374
Supplier agreements	12.90	51,850	55,554
Port service contracts	4.20	571,843	579,289
Cultivars	14.30	56,078	61,176
Trademarks and patents	10.00	10,152	10,935
Customer portfolio	9.10	5,541,615	5,746,860
Supplier agreements	17.60	18,786	21,427
Software	20.00	113,732	113,946
Other	5.75	9,505	9,662
		6,944,563	7,173,183

Cost		12,020,423	12,004,503
Amortization		(5,075,860)	(4,831,320)
Closing balance		6,944,563	7,173,183

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17.	TRADE ACCOUNTS PAYABLE

	March 31, 2023	December 31, 2022
In local currency
Related party (Note 11.1) (1)	5,045	3,776
Third party (2)(3)	4,434,551	4,171,988
In foreign currency
Third party (3)	2,215,442	2,030,806
	6,655,038	6,206,570

1)	The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.

2)	Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on March 31, 2023 was R$382,478 (R$416,643 at December 31, 2022).

3)	Variation refers mainly to the balance of suppliers of the Cerrado Project, of which R$973,284 (R$625,645 at December 31, 2022) in local currency and R$1,750,895 (R$1,370,833 at December 31, 2022) in in foreign currency.

37

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

		Average annual	Current		Non-current		Total
Type	Interest rate	interest rate - %	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
In foreign currency
BNDES	UMBNDES	5.35	7,715	11,207			7,715	11,207
Bonds	Fixed	4.99	357,518	907,059	42,086,802	43,218,286	42,444,320	44,125,345
Export credits (“export prepayments”)	LIBOR/Fixed	5.49	635,592	156,156	15,863,257	16,779,064	16,498,849	16,935,220
Assets financing	SOFR	2.90	26,224	26,755	103,596	113,217	129,820	139,972
Others			10,434	5,980			10,434	5,980
			1,037,483	1,107,157	58,053,655	60,110,567	59,091,138	61,217,724
In local currency
BNDES	TJLP	8.38	62,579	69,495	233,133	246,004	295,712	315,499
BNDES	TLP	12.66	52,462	41,640	1,835,532	1,775,991	1,887,994	1,817,631
BNDES	Fixed	4.65	13,614	18,666	3,006	4,011	16,620	22,677
BNDES	SELIC	15.14	67,672	67,115	825,683	814,320	893,355	881,435
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	12.94	1,896,795	1,829,966			1,896,795	1,829,966
NCE (“Export credit notes”)	CDI	12.13	31,022	76,463	1,277,938	1,277,616	1,308,960	1,354,079
NCR (“Rural producer certificates”)	CDI	12.08	3,570	13,144	274,196	274,127	277,766	287,271
Export credits (“export prepayments”)	Fixed	8.06	780,162	77,694	577,282	1,315,813	1,357,444	1,393,507
Debentures	CDI	13.72	179,306	33,689	5,421,874	5,421,113	5,601,180	5,454,802
			3,087,182	2,227,872	10,448,644	11,128,995	13,535,826	13,356,867
			4,124,665	3,335,029	68,502,299	71,239,562	72,626,964	74,574,591

Interest on financing			783,242	1,238,623			783,242	1,238,623
Non-current funding			3,341,423	2,096,406	68,502,299	71,239,562	71,843,722	73,335,968
			4,124,665	3,335,029	68,502,299	71,239,562	72,626,964	74,574,591

38

18.2.	Breakdown by maturity – non-current

	2024	2025	2026	2027	2028	2029 onwards	Total
In foreign currency
Bonds	9,146	1,728,208	2,630,211	3,530,011	2,536,036	31,653,190	42,086,802
Export credits (“export prepayments”)	1,439,447	5,565,860	4,912,343	3,945,607			15,863,257
Assets financing	20,239	27,790	28,719	26,848			103,596
	1,468,832	7,321,858	7,571,273	7,502,466	2,536,036	31,653,190	58,053,655
In local currency
BNDES – TJLP	34,488	98,509	85,311	7,069	3,579	4,177	233,133
BNDES – TLP	30,836	60,184	79,830	140,639	137,807	1,386,236	1,835,532
BNDES – Fixed	3,006						3,006
BNDES – SELIC	43,189	210,431	210,476	27,184	27,229	307,174	825,683
NCE (“Export credit notes”)		640,800	637,138				1,277,938
NCR (“Rural producer certificates”)		137,500	136,696				274,196
Export credits (“export prepayments”)	577,282						577,282
Debentures		2,340,550	2,333,099		748,225		5,421,874
	688,801	3,487,974	3,482,550	174,892	916,840	1,697,587	10,448,644
	2,157,633	10,809,832	11,053,823	7,677,358	3,452,876	33,350,777	68,502,299

39

18.3.	Roll-forward of loans, financing and debentures

	March 31, 2023	December 31, 2022
Opening balance	74,574,591	79,628,629
Fundraising, net of issuance costs	50,691	1,335,715
Interest accrued	1,152,740	4,007,737
Monetary and exchange rate variations, net	(1,510,658)	(3,949,020)
Settlement of principal	(59,053)	(2,517,934)
Settlement of interest	(1,597,534)	(4,019,072)
Amortization of fundraising costs	16,187	69,649
Others (fair value adjustments to business combinations)		18,887
Closing balance	72,626,964	74,574,591

18.4.	Breakdown by currency

	March 31, 2023	December 31, 2022
Brazilian Reais	13,526,513	13,347,244
US Dollars	59,092,736	61,216,140
Currency basket	7,715	11,207
	72,626,964	74,574,591

18.5.	Fundraising costs

The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	March 31, 2023	December 31, 2022
Bonds	434,970	237,677	197,293	210,822
CRA and NCE	125,222	117,077	8,145	10,838
Export credits (“export prepayments”)	191,710	123,947	67,763	75,520
Debentures	24,467	15,241	9,226	9,984
BNDES	63,588	52,139	11,449	12,016
Others	18,147	17,343	804	873
	858,104	563,424	294,680	320,053

18.6.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered as collateral by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.

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19.	LEASES

19.1.	Right of use

The balances rolled forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balance as at December 31, 2021	2,868,411	86,464	88,410	1,748,008	2,730	4,794,023
Additions/updates	849,996	66,821	61,647		4,216	982,680
Depreciation (1)	(360,225)	(40,732)	(64,301)	(124,890)	(2,303)	(592,451)
Write-offs (2)	(75,026)					(75,026)
Balance as at December 31, 2022	3,283,156	112,553	85,756	1,623,118	4,643	5,109,226
Additions/updates	115,790	53,523	70,842		490	240,645
Depreciation (1)	(92,856)	(21,661)	(14,493)	(31,223)	(593)	(160,826)
Write-offs (2)	(54)					(54)
Balance as at March 31, 2023	3,306,036	144,415	142,105	1,591,895	4,540	5,188,991

1)	The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.

2)	Write-off due to cancellation of contracts.

For the three-month period ended March 31, 2023, the Company does not have commitments to lease agreements not yet in force.

19.2.	Lease liabilities

The balance of lease payables on March 31, 2023, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.37	October/2050	3,555,255
Machinery and equipment	11.22	April/2035	217,758
Buildings	10.38	May/2031	130,001
Ships and boats	11.39	February/2039	2,318,324
Vehicles	10.04	July/2026	4,267
			6,225,605

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.

2)	Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

The balances rolled forward are set out below:

	March 31, 2023	December 31, 2022
Opening balance	6,182,530	5,893,194
Additions	240,645	982,680
Write-offs (2)	(54)	(75,026)
Payments	(292,682)	(1,044,119)
Accrual of financial charges (1)	161,911	612,042
Exchange rate variations	(66,745)	(186,241)
Closing balance	6,225,605	6,182,530

Current	708,567	672,174
Non-current	5,517,038	5,510,356

1)	On March 31, 2023, the amount of R$49,945 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$178,429 as of December 31, 2022).

2)	Write-off due to cancellation of contracts.

The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.	Amounts recognized in the statement of income for the period

The amounts recognized are set out below:

	March 31, 2023	March 31, 2022
Expenses relating to short-term assets	4,235	534
Expenses relating to low-value assets	698	334
	4,933	868

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20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.

The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.

The Company’s Management believes that, based on the available information as of the date of these unaudited condensed consolidated interim financial information, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

	March 31, 2023
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the period	419,915	255,805	118,729	2,645,705	3,440,154
Payments	(64)	(20,981)	(48)		(21,093)
Reversal	(8,933)	(15,747)	(7,808)	(40,196)	(72,684)
Additions	29,147	27,246	9,823		66,216
Monetary adjustment	10,042	5,124	3,672		18,838
Provision balance	450,107	251,447	124,368	2,605,509	3,431,431
Judicial deposits	(144,364)	(50,557)	(22,301)		(217,222)
Provision balance at the end of the period	305,743	200,890	102,067	2,605,509	3,214,209

1)	Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,419,014 and civil lawsuits in the amount of R$186,495, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations.

2)	Reversal due to a change in likelihood and/or due to settlement.

	December 31, 2022
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	477,096	178,925	82,592	2,694,541	3,433,154
Payments	(14,948)	(44,516)	(20,497)		(79,961)
Reversal	(71,446)	(53,211)	(15,577)	(48,836)	(189,070)
Additions	14,036	157,562	56,834		228,432
Monetary adjustment	15,177	17,045	15,377		47,599
Provision balance	419,915	255,805	118,729	2,645,705	3,440,154
Judicial deposits	(149,951)	(12,270)	(21,623)		(183,844)
Provision balance at the end of the year	269,964	243,535	97,106	2,645,705	3,256,310

1)	Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,448,564 and civil lawsuits in the amount of R$197,141, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations.

2)	Reversal due to a change in likelihood and/or due to settlement.

42

20.1.1.	Tax and social security

On March 31, 2023, the Company has 30 (thirty) (31 (thirty-one) as of December 31, 2022) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.

20.1.2.	Labor

On March 31, 2023, the Company has 1,188 (one thousand, one hundred and eighty-eight) (1,117 (one thousand, one hundred and seventeen) as of December 31, 2022) labor lawsuits.

In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.3.	Civil, environment and real estate

On March 31, 2023, the Company has 69 (sixty-nine) (66 (sixty-six) as at December 31, 2022) civil, environmental and real estate proceedings.

The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.	Contingencies with possible losses

The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	March 31, 2023	December 31, 2022
Taxes and social security (1)	9,045,253	8,201,246
Labor	233,078	321,428
Civil and environmental (1)	4,745,658	4,414,877
	14,023,989	12,937,551

1)	The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$2,585,871 (R$2,614,518 as of December 31, 2022), which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations, as presented in Note 20.1.1. above.

In the three-month period ended March 31, 2023, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2022 (Note 20).

20.3.	Contingent assets

In the three-month period ended March 31, 2023, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2022 (Note 20).

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21.	EMPLOYEE BENEFIT PLANS

The Company provides supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2022 (Note 21), which did not change during the three-month period ended March 31, 2023.

21.1.	Pension plan

Contributions made by the Company, for Suzano Prev pension plan managed by BrasilPrev, for the three-month period ended March 31, 2023 amounted R$3,976 (R$3,547 as of March 31, 2022) recognized under the cost of sales, selling and general and administrative expenses.

21.2.	Defined benefits plan

The Company offers the following post-employment benefits in addition to the pension plans, which are measured based on actuarial calculations and recognized in the unaudited condensed consolidated interim financial information.

The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	March 31, 2023	December 31, 2022
Opening balance	691,424	675,158
Interest on actuarial liabilities	17,307	59,258
Actuarial loss		12,231
Exchange rate variations		(577)
Benefits paid	(12,767)	(54,646)
Closing balance	695,964	691,424

22.	SHARE-BASED COMPENSATION PLAN

For the three-month period ended March 31, 2023, the Company has 3 (three) share-based, long-term compensation plans: (i) Phantom stock option plan (“PS”); (ii) Share Appreciation Rights (“SAR”), both settled in local currency; and (iii) restricted shares, settled in shares.

The characteristics and measurement method of each plan were disclosed in the annual financial statements for the year ended December 31, 2022 (Note 22), which did not change during the three-month period ended March 31, 2023.

22.1.	Long term compensation plans (“PS and SAR”)

The roll-forward arrangements are set out below:

	Number of shares
	March 31, 2023	December 31, 2022
Opening balance	7,583,185	5,415,754
Granted during of the period	1,126,367	4,152,200
Exercised (1)	(88,243)	(1,474,506)
Exercised due to resignation (1)	(3,009)	(175,552)
Abandoned/cancelled due to resignation	(22,636)	(334,711)
Closing balance	8,595,664	7,583,185

1)	The average price of the share options exercised and exercised due to termination of employment on March 31, 2023 was R$50,58 (fifty reais and fifty eight cents) ((R$48.79 (forty eight reais and seventy nine cents) as at December 31, 2022).

44

22.2.	Restricted shares plan

The position is set forth below:

Program	Date of execution of the contract	Grant date	Price on grant date		Shares Granted	Restricted year for transfer of shares
2020	01/02/2020	01/02/2021	R$	51.70	106,601	01/02/2024
2021	01/02/2021	01/02/2022	R$	53.81	108,010	01/02/2025
2022	01/02/2022	01/02/2023	R$	52.00	101,164	01/02/2026
2023	01/02/2023	01/02/2023	R$	49.58	161,355	01/02/2023
					477,130

22.3.	Measurement assumptions

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2022
Non-current liabilities
Provision for phantom stock plan	170,758	162,117	(14,562)	(19,224)
Equity
Stock options granted	20,505	20,790	(2,080)	(1,334)
Shares granted		(2,365)		2,365
	20,505	18,425	(2,080)	1,031
			(16,642)	(18,193)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND ASSOCIATES

	March 31, 2023	December 31, 2022
Assets acquisitions
Vitex/Parkia (1)	1,712,095	1,758,365
	1,712,095	1,758,365
Business combinations
Facepa (2)	26,084	42,655
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (3)	260,829	261,302
	286,913	303,957
	1,999,008	2,062,322

Current	1,812,867	1,856,763
Non-current	186,141	205,559

1)	On June 22, 2022, the Company acquired all the shares of the Parkia structure companies, in the amount of US$667 million (equivalent to R$3,444,255 on the date of execution of the agreement), upon the payment of US$330 million (equivalent to R$1,704,054 on the date of the transaction), with the remainder to be paid on June 22, 2023.

2)	Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturity in March 2028.

3)	On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, for a total amount of R$528,941 upon the payment of R$44,998, and the remainder with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US Dollar exchange rate, and partially updated by the IPCA.

45

24.	SHAREHOLDERS’ EQUITY

24.1	Share capital

On March 31, 2023, Suzano’s share capital was R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$9,235,546. The breakdown of the share capital is as set out below:

	March 31, 2023		December 31, 2022
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.76	367,612,329	27.01
Controller	196,064,797	14.81	195,064,797	14.33
Managements and related persons	34,094,609	2.57	34,102,309	2.51
Alden Fundo de Investimento em Ações	26,154,744	1.98	26,154,744	1.91
	623,926,479	47.12	622,934,179	45.76
Treasury (Note 24.2)	16,727,500	1.26	51,911,569	3.81
Other shareholders	683,463,636	51.62	686,417,836	50.43
	1,324,117,615	100.00	1,361,263,584	100.00

By a resolution of the Board of Directors, the share capital may be increased, irrespective of any amendments to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

For the three-month period ended March 31, 2023, SUZB3 common shares closed the period quoted at R$41.60 (forty-eight reais and sixty cents) and R$48.24 (forty-eight reais and twenty-four cents) on December 31, 2022.

24.2	Treasury shares

In the three-month period ended March 31, 2023, the Company had 16,727,500 (51,911,569 as of December 31, 2022) of its own common shares held in treasury, with an average cost of R$41.27 (forty-one reais and twenty-seven cents) per share, with a historical value of R$690,343 (R$2,120,324 as at December 31, 2022) and the market corresponding to R$695,864 (R$2,504,214 as at December 31, 2022).

On February 28, 2023, 37,145,969 common shares were cancelled, as described in Note 1.2.5.

The Company has repurchase programs, approved on October 27, 2022, with a limit of 20,000,000 common shares of its own issue, with a term of 18 months. Up to March 31, 2023, the Company had repurchased 1,961,900 common shares with a total market value of R$87,243.

25.	EARNINGS (LOSS) PER SHARE

25.1	Basic

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

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	March 31, 2023	March 31, 2022
Resulted of the period attributable to controlling shareholders	5,237,371	10,304,717
Weighted average number of shares in the period – in thousands	1,348,056	1,361,263
Weighted average treasury shares – in thousands	(28,473)	(11,912)
Weighted average number of outstanding shares – in thousands	1,319,583	1,349,351
Basic earnings (loss) per common share – R$	3.96896	7.63680

25.2	Diluted

The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	March 31, 2023	March 31, 2022
Resulted of the period attributed to controlling shareholders	5,237,371	10,304,717
Weighted average number of shares during the period (except treasury shares) – in thousands	1,319,583	1,349,351
Average number of potential shares (stock options) - in thousands	477	215
Weighted average number of shares (diluted) – in thousands	1,320,060	1,349,566
Diluted earnings (loss) per common share – R$	3.96752	7.63558

25.3	Income reserves

Reserves are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves.

Due to the accumulated income reserves balance exceeds the limits established in the Company's bylaws, the excess balance will be resolved at the next meeting.

26.	NET FINANCIAL RESULT

	March 31, 2023	March 31, 2022
Financial expenses
Interest on loans, financing and debentures (1)	(919,322)	(849,069)
Amortization of transaction costs (2)	(16,206)	(20,998)
Interest expenses on lease liabilities (3)	(111,966)	(108,105)
Amortization of fair value adjustments		(4,722)
Other	(111,531)	(67,227)
	(1,159,025)	(1,050,121)
Financial income
Cash and cash equivalents and marketable securities	276,881	135,565
Other	108,880	22,719
	385,761	158,284
Results from derivative financial instruments
Income	2,941,698	6,719,070
Expenses	(946,445)	(522,627)
	1,995,253	6,196,443
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	1,510,658	9,799,169
Leases	66,745	425,194
Other assets and liabilities (4)	(329,285)	(2,593,690)
	1,248,118	7,630,673
Net financial result	2,470,107	12,935,279

1)	Does not include R$233,418 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the three-month period ended March 31, 2023 (R$42,535 as at March 31, 2022).

2)	Includes expense of R$19 arising from transaction costs on loans and financing that were recognized directly in the statement of income (R$39 as at December 31, 2022).

3)	Includes R$49,506 referring to the reclassification to the biological assets item for the composition of the formation cost (R$40,820 as of March 31, 2022).

4)	Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.

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27.	NET SALES

	March 31, 2023	March 31, 2022
Gross sales	13,634,008	11,825,230
Sales deductions
Returns and cancellations	(27,549)	(23,635)
Discounts and rebates	(1,792,989)	(1,588,924)
	11,813,470	10,212,671
Taxes on sales	(537,087)	(469,836)
Net sales	11,276,383	9,742,835

28.	SEGMENT INFORMATION

28.1	Criteria for identifying operating segments

The Board of Directors and Board of Statutory Executive Officers evaluates the performance of the Company’s business segments through EBITDA.

The operating segments defined by the Company’s management are set forth below:

i)	Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.

ii)	Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are in Brazil.

28.2	Information of operating segments

	March 31, 2023
	Pulp	Paper	Total
Net sales	9,201,079	2,075,304	11,276,383
Domestic market (Brazil)	666,301	1,484,518	2,150,819
Foreign markets	8,534,778	590,786	9,125,564
EBITDA	5,217,924	836,078	6,054,002
Depreciation, depletion and amortization			(1,747,714)
Operating profit before net financial income (“EBIT”) (1)			4,306,288
EBITDA margin (%)	56.71%	40.29%	53.69%

1)	(“Earnings before interest and tax”).

	March 31, 2022
	Pulp	Paper	Total
Net sales	7,988,306	1,754,529	9,742,835
Domestic market (Brazil)	645,533	1,189,922	1,835,455
Foreign market	7,342,773	564,607	7,907,380
EBITDA	4,559,751	553,684	5,113,435
Depreciation, depletion and amortization			(1,724,354)
Operating profit before net financial income (“EBIT”) (1)			3,389,081
EBITDA margin (%)	57.08%	31.56%	52.48%

1)	(“Earnings before interest and tax”).

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28.3	Net sales by product

Products	March 31, 2023	March 31, 2022
Market pulp (1)	9,201,079	7,988,306
Printing and writing paper (2)	1,686,773	1,437,584
Paperboard	368,290	301,557
Other	20,241	15,388
	11,276,383	9,742,835

1)	Net sales of fluff pulp represent approximately 0.7% of total net sales, and therefore were included in market pulp net sales. (0.8% as at March 31, 2022).

2)	Net sales of tissue represent approximately 2.8% of total net sales, and therefore were included in printing and writing paper net sales. (2.6% as at March 31, 2022).

28.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set out below:

	March 31, 2023	December 31, 2022
Pulp	7,897,051	7,897,051
Paper	119,332	119,332
	8,016,383	8,016,383

29.	INCOME (EXPENSES) BY NATURE

	March 31, 2023	March 31, 2022
Cost of sales (1)
Personnel expenses	(369,322)	(307,049)
Costs of raw materials, materials and services	(2,697,230)	(2,547,475)
Logistics costs	(1,079,888)	(977,216)
Depreciation, depletion and amortization	(1,519,807)	(1,462,830)
Other	(302,427)	(138,270)
	(5,968,674)	(5,432,840)
Selling expenses
Personnel expenses	(63,686)	(57,652)
Services	(21,259)	(28,503)
Logistics costs	(260,142)	(234,403)
Depreciation and amortization	(237,584)	(237,950)
Other (2)	(21,682)	(13,633)
	(604,353)	(572,141)
General and administrative expenses
Personnel expenses	(234,878)	(217,749)
Services	(84,053)	(64,154)
Depreciation and amortization	(26,578)	(24,375)
Other (3)	(44,726)	(30,186)
	(390,235)	(336,464)
Other operating (expenses) income net
Rents and leases	596	596
Results from sales of other products, net	20,663	16,171
Results from sales and disposals of property, plant and equipment, intangible and biological assets, net	(42,748)	17,424
Depletion and amortization	36,255	801
Provision for judicial liabilities	(39,577)	(31,524)
Other operating income (expenses), net	3,507	(6,035)
	(21,304)	(2,567)

1)	Includes R$147,797 related to maintenance downtime, costing (R$271,455 as at March 31, 2022).

2)	Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.

3)	Includes, substantially, corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.

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